SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

14 May 2010

LLOYDS BANKING GROUP plc
(Translation of registrant's name into English)

5th Floor
25 Gresham Street
London
EC2V 7HN
United Kingdom

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X..Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes .....No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule
12g3-2(b): 82- ________

Index to Exhibits

Item

No. 1          Regulatory News Service Announcement, dated 14 May 2010

                   re:  2009 ANNUAL REPORT ON FORM 20-F

31/10                                                                                                                                                                                                                                                                                       14 May 2010

LLOYDS BANKING GROUP FILES 2009 ANNUAL REPORT ON FORM 20-F

Lloyds Banking Group announces that on 13 May 2010 it filed its Annual Report on Form 20-F for the year ended 31 December 2009 with the Securities and Exchange Commission.

A copy of this report is available on the Group website at www.lloydsbankinggroup.com/investorsand also online at www.sec.gov.

Shareholders have the ability to receive hard copies of the complete audited financial statements free of charge upon request.  Printed copies of the 2009 Annual Report on Form 20-F are available from today and can be requested from the Investor Relations team either by telephone on 0207 356 1273 or through an e-mail request to investor.relations@ltsb-finance.co.uk

- END -

For further information:

Investor Relations

Kate O'Neill                                                                            +44 (0) 20 7356 3520

Managing Director, Investor Relations

Email: kate.o'neill@ltsb-finance.co.uk

Michael Oliver                                                                        +44 (0) 20 7356 2167

Director of Investor Relations

Email: michael.oliver@ltsb-finance.co.uk

Douglas Radcliffe                                                                  +44 (0) 20 7356 1571

Head of Investor Relations

Email: douglas.radcliffe@ltsb-finance.co.uk

Media Relations

Mark Elliott                                                                             +44 (0) 131 243 5572

Head of Media Relations

Email: mark.elliott2@lloydsbanking.com

FORWARD LOOKING STATEMENTS

This announcement contains forward looking statements with respect to the business, strategy and plans of the Lloyds Banking Group, its current goals and expectations relating to its future financial condition and performance.  Statements that are not historical facts, including statements about the Group's or the Group management's beliefs and expectations, are forward looking statements.  By their nature, forward looking statements involve risk and uncertainty because they relate to events and depend on circumstances that will occur in the future.  The Group's actual future results may differ materially from the results expressed or implied in these forward looking statements as a result of a variety of factors, including, without limitation, UK domestic and global economic and business conditions, the ability to derive cost savings and other benefits, as well as the ability to mitigate exposures from the acquisition and integration of HBOS, risks concerning borrower credit quality, market related trends and developments, changing demographic trends, changes in customer preferences, changes to regulation, the policies and actions of Governmental and regulatory authorities in the UK or jurisdictions outside the UK, including other European countries and the US, exposure to regulatory scrutiny, legal proceedings or complaints, competition and other factors.  The forward looking statements contained in this announcement are made as at the date of this announcement, and the Group undertakes no obligation to update any of its forward looking statements.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                                                          LLOYDS BANKING GROUP plc
                                                                                                (Registrant)

                                                                                                                               By:          M D Oliver

                                                                                                                               Name:     M D Oliver

                                                                                                                               Title:        Director of Investor Relations

Date:  14 May 2010